UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                              Spartan Stores, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    846822104
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                February 17, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               29,354 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 ------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            29,354 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         ------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           29,354 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.14%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               666,752 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            666,752 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             666,752 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.25%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               123,902 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            123,902 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          123,902 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.60%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               101,383 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            101,383 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                        -----

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         101,383 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.49%

14 TYPE OF REPORTING PERSON*
         PN


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               60,901 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            60,901 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -----
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         60,901 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.30%

14 TYPE OF REPORTING PERSON*
         CO


Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Spartan Stores, Inc., 850 76th Street Southwest, Grand Rapids, MI. 49518.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF") is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC") is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. The principal address of each of LAF, LAM, LPC, LHC, LOF, LOM, LMF and LMOF is 61 Broadway, New York, New York, 10006. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC, LMF, LOF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). As previously reported, Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of October 5, 2005. Shares of Common Stock

Loeb Arbitrage Fund                           666,752
Loeb Partners Corporation                      29,354
Loeb Offshore Fund Ltd.                       123,902
Loeb Marathon Fund LP                         101,383
Loeb Marathon Offshore Fund, Ltd.              60,901
                                            ---------
                                              982,292

The total shares of Common Stock constitute 4.79% of the 20,516,000 outstanding shares of Common Stock as reported by the Issuer.

(a) Loeb Arbitrage Fund has the sole power to direct the vote and the sole power to direct the disposition of the 666,752 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Partners Corporation has the sole power to direct the vote and the sole power to direct the disposition of 29,354 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Offshore Fund Ltd. has the sole power to direct the vote and the sole power to direct the disposition of the 123,902 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Marathon Fund LP has the sole power to direct the vote and the sole power to direct the disposition of the 101,383 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Marathon Offshore Fund, Ltd. has the sole power to direct the vote and the sole power to direct the disposition of the 60,901 shares of Common Stock that may be deemed to be beneficially owned by it.

(b) The following sales of Common Stock have been made since Loeb's last filing on October 3, 2005:

                                     Sales of Common Stock
Holder                            Date     Shares      Average Price
Loeb Partners Corp.           01-04-06        401             $10.68
                              01-04-06       1203              10.69
                              01-06-06         61              10.72
                              01-09-06        512              10.71
                              01-09-06        497              10.73
                              01-12-06        165              10.61
                              01-13-06        417              10.53
                              01-17-06        444              10.72
                              01-18-06        485              10.62
                              01-19-06        695              10.85
                              01-20-06        467              10.82
                              01-24-06        455              10.93
                              01-24-06        172              11.35
                              01-25-06       1453              11.59
                              01-26-06       2321              11.47
                              01-30-06        337              11.85
                              01-30-06        322              11.64
                              01-31-06        451              11.83
                              02-01-06        751              11.80
                              02-02-06        907              11.50
                              02-03-06        627              11.67
                              02-06-06        179              11.68
                              02-07-06          4              11.63
                              02-09-06       1046              11.59
                              02-10-06        834              11.57
                              02-13-06        209              11.65
                              02-14-06        331              11.69
                              02-15-06        198              11.76
                              02-16-06        240              11.83
                              02-17-06        330              11.94
                              02-21-06        300              11.98
                              02-22-06        448              12.03
                              02-23-06        374              12.12

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           01-04-06      16896             $10.69
                              01-04-06       4886              10.68
                              01-06-06        406              10.73
                              01-09-06       7419              10.68
                              01-09-06       5515              10.77
                              01-12-06       2025              10.60
                              01-13-06       5085              10.53
                              01-17-06       5422              10.72
                              01-18-06       5921              10.61
                              01-19-06       8466              10.84
                              01-20-06       5688              10.81
                              01-21-06       5553              10.93
                              01-24-06       2101              11.35
                              01-25-06      17725              11.58
                              01-30-06       7303              11.64
                              01-30-06       7651              11.84
                              01-30-06       7303              11.64
                              01-31-06      10236              11.84
                              02-01-06      17057              11.99
                              02-02-06      18943              11.50
                              02-03-06      14369              11.66
                              02-06-06       4074              11.68
                              02-07-06         81              11.63
                              02-09-06      23759              11.59
                              02-10-06      18946              11.57
                              02-13-06       4757              11.65
                              02-14-06       7520              11.68
                              02-15-06       4489              11.76
                              02-16-06       5435              11.82
                              02-17-06       7475              11.93
                              02-21-06       6796              11.98
                              02-22-06      10169              12.03
                              02-23-06       8488              12.11


Holder                            Date     Shares      Average Price
Loeb Offshore Fund            01-04-06        738             $10.68
                              01-04-06         61              10.73
                              01-09-06        833              10.77
                              01-09-06        380              10.68
                              01-12-06        306              10.60
                              01-13-06        768              10.53
                              01-17-06        819              10.72
                              01-18-06        894              10.61
                              01-19-06       1279              10.84
                              01-20-06        860              10.81
                              01-24-06        838              10.93
                              01-24-06        317              11.35
                              01-25-06       2677              11.58
                              01-26-06       4255              11.46
                              01-30-06       1310              11.64
                              01-30-06       1373              11.84
                              01-31-06       1838              11.83
                              02-02-06       3062              11.99
                              02-03-06       2504              11.66
                              02-06-06        757              11.68
                              02-07-06         15              11.62
                              02-09-06       4415              11.59
                              02-10-06       3520              11.57
                              02-13-06        884              11.65
                              02-14-06       1398              11.68
                              02-15-06        834              11.76
                              02-16-06       1010              11.82
                              02-17-06       1390              11.93
                              02-21-06       1264              11.98
                              02-22-06       1890              12.03
                              02-23-06       1578              12.11

Holder                            Date     Shares      Average Price
Loeb Marathon Fund LP         01-04-06        912             $10.68
                              01-04-06       2093              10.69
                              01-09-06       1016              10.68
                              01-09-06        865              10.77
                              01-13-06        762              10.53
                              01-17-06        814              10.72
                              01-18-06        124              10.61
                              01-19-06       1276               1.84
                              01-20-06        858              10.81
                              01-24-06        315              11.35
                              01-24-06        840              10.93
                              01-25-06       2676              11.58
                              01-26-06        805              11.46
                              01-30-06       1146              11.84
                              01-30-06       1094              11.64
                              01-31-06       1533              11.83
                              02-01-06       2580              11.99
                              02-02-06       1444              11.50
                              02-03-06       2186              11.66
                              02-06-06        618              11.68
                              02-09-06       3610              11.59
                              02-10-06       2873              11.57
                              02-13-06        718              11.65
                              02-14-06       1140              11.68
                              02-15-06        680              11.76
                              02-16-06        821              11.82
                              02-17-06       1127              11.93
                              02-21-06       1024              11.98
                              02-22-06       1557              12.03
                              02-23-06       1287              12.11


Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        01-04-06       1472             $10.69
 Fund Ltd.                    01-04-06        563              10.84
                              01-09-06        535              10.77
                              01-09-06        628              10.68
                              01-12-06        490              10.60
                              01-13-06        468              10.53
                              01-17-06        501              10.72
                              01-18-06         76              10.61
                              01-19-06        784              10.84
                              01-20-06        527              10.81
                              01-24-06        195              11.35
                              01-24-06        515              10.93
                              01-25-06       1644              11.58
                              01-26-06        495              11.46
                              01-30-06        704              11.84
                              01-30-06        671              11.64
                              01-31-06        942              11.83
                              02-01-06       1550              11.99
                              02-02-06       2486              11.50
                              02-03-06       1314              11.66
                              02-06-06        372              11.68
                              02-09-06       2170              11.58
                              02-10-06       1727              11.57
                              02-13-06        432              11.65
                              02-14-06        685              11.68
                              02-15-06        408              11.76
                              02-16-06        494              11.82
                              02-17-06        678              11.93
                              02-21-06        616              11.98
                              02-22-06        936              12.03
                              02-23-06        773              12.11


All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

           None.

Item 7.  Materials to be Filed as Exhibits.

                  Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2005                       Loeb Partners Corporation


                                    By: /s/ Gideon J. King
                                            Executive Vice President

February 24, 2005                       Loeb Arbitrage Fund
                                    By: Loeb Arbitrage Management, Inc., G.P.


                                    By: /s/ Gideon J. King
                                            President

February 24, 2005                        Loeb Offshore Fund Ltd.



                                     By: /s/ Gideon J. King
                                             Director

February 24, 2005                         Loeb Marathon Fund LP
                                By: Loeb Arbitrage Management, Inc., G.P.


                                     By: /s/ Gideon J. King
                                             President

February 24, 2005                         Loeb Marathon Offshore Fund

                                     By: /s/ Gideon J. King
                                             Director